082-03744

07023699

RECEIVED
2007 MAY 22 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

TT&T Public Company Limited and Subsidiaries

Interim financial statements

and

Audit report of Certified Public Accountant

For the three-month period ended

31 March 2007

TT&T PUBLIC COMPANY LIMITED

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit report of Certified Public Accountant

To the Board of Directors of TT&T Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2007, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and the Company's statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2006 of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, were reviewed by another auditor whose report dated 8 May 2006 stated that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles and emphasis on uncertainty of income sharing rate of other value added services which are under consideration by, and pending agreement of, TOT Plc. and the dispute with TOT Plc. The Company's financial statements for the three-month period ended 31 March 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 2 to the financial statements, and are now termed 'separate' financial statements. I have reviewed the adjustments made to the Company's financial statements. Based on my review, nothing has come to my attention to indicate that those adjustments are not appropriate and properly applied.

I conducted my review in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying my reported conclusion on the above financial statements, I draw attention to Notes 3, 13 (b) and 16 (d) to the financial statements, which refer to the following:

1) As discussed in Note 3 to the financial statements, the Company incurred loss from operations of Baht 431 million for the three-month period ended 31 March 2007. The Company and subsidiaries incurred loss from operation of Baht 440 million for the three-month period ended 31 March 2007. As at 31 March 2007, the Company had current liabilities which exceeded current assets by Baht 1,333 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 1,330 million. The main reason for the losses and the shortfall in working capital is the dramatic decrease of income from fixed-line telephone and public telephone which has not been

covered by increases in income from value added services, telecommunication network services, and high speed internet services. As a result, the Company temporarily postponed the repayment of loan principal of Baht 303 million due on 29 December 2006 to creditors. The outstanding balance of the default principal as at 31 March 2007 was paid in full to the creditors on 5 April 2007. Interest payments have, however, continued to be made on schedule. The Company has entered into the process of Cash Flow Monitoring Procedure according to the debt restructuring agreement under which the Company is responsible for presenting operation budget to the Instructing Group for approval. The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in increasing its main income, which derives from the fix-line telephone service and value added service, especially in data communication and internet, as a result of specific focus on marketing and on various strategies for increasing subscribers and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

2) As discussed in Note 13 (b) to the financial statements, the Company earns income from other value added services, for which some of the income sharing rates are under negotiation and/or arrangement with TOT Plc.

3) As discussed in Note 16 (d) to the financial statements, the Company is in dispute with TOT Plc. over various matters. The outcome cannot presently be determined.

The consolidated and the Company's financial statements for the year ended 31 December 2006 of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, were audited by another auditor whose report dated 19 February 2007 expressed an unqualified opinion on those financial statements with emphasis on going concern matter and the impact of the uncertainty of income sharing rate of other value added services which are under consideration by, and pending agreement of, TOT Plc. and the dispute with TOT Plc. The Company's financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associate from the equity method of accounting to the cost method, as described in note 2 to the financial statements, and are now termed 'separate' financial statements. I have audited the adjustments that were applied to the restatement of the 2006 separate financial statements and in my opinion these adjustments are appropriate and have been properly applied. The consolidated and separate balance sheets as at 31 December 2006, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Vannaporn Jongperadechanon)
Certified Public Accountant
Registration No. 4098

KPMG Phoomchai Audit Ltd.
Bangkok
9 May 2007

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2007 and 31 December 2006

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	31 March 2007 (Unaudited)	31 December 2006	31 March 2007 (Unaudited)	31 December 2006 (Restated)
		(in thousand Baht)			
Current assets					
Cash and cash equivalents	*15*	555,005	422,910	282,250	193,694
Trade accounts receivable	*5*	1,220,610	1,223,988	1,108,032	1,117,224
Receivable from subsidiaries and associate	*4*	207,066	147,998	293,362	175,018
Other accounts receivable		71,304	53,680	16,978	22,679
Inventories		396,203	398,265	388,015	391,559
Accrued income from telephone services		119,085	113,414	119,085	113,414
Accrued income from long distance telephone services		27,110	28,294	27,110	28,294
Prepaid long distance circuit rental		23,453	36,644	23,453	36,644
Prepaid expenses		43,914	26,576	41,389	23,141
Work in progress & advance payments to subcontractors		108,389	104,822	76,276	43,771
Other current assets		76,275	55,837	21,135	13,866
Total current assets		**2,848,414**	**2,612,428**	**2,397,085**	**2,159,304**
Non-current assets					
Advance for purchase of equipment	*4*	17,380	28,051	17,380	28,051
Investments in subsidiaries and associate	*6*	12,169	34,238	53,500	53,500
Assets not used in operations		36,542	35,338	36,542	35,338
Property, plant and equipment		5,250,147	5,450,657	5,045,065	5,284,105
Cost of telephone service expansion project transferred to TOT Plc.		25,938,103	26,424,914	26,018,113	26,527,410
Prepaid withholding income tax		414,831	377,839	382,983	343,086
Deposits and others		84,567	63,207	61,965	40,753
Total non-current assets		**31,753,739**	**32,414,244**	**31,615,548**	**32,312,243**
Total assets		**34,602,153**	**35,026,672**	**34,012,633**	**34,471,547**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2007 and 31 December 2006

Liabilities and shareholders' equity	Note	Consolidated financial statements		Separate financial statements	
		31 March 2007 (Unaudited)	31 December 2006	31 March 2007 (Unaudited)	31 December 2006 (Restated)
		(in thousand Baht)			
Current liabilities					
Trade accounts and notes payable	*4*	526,334	493,221	392,295	376,857
Other accounts payable		16,857	9,250	6,767	9,140
Payable to subsidiary and associate	*4*	430,090	308,988	219,697	88,060
Current portion of long-term loans	*8*	2,453,166	2,500,278	2,453,166	2,500,278
Current portion of finance lease liabilities	*7*	10,248	8,488	-	-
Accrued long distance circuit rental expenses		117,428	125,636	117,428	125,636
Accrued conduit rental		9,426	9,362	9,426	9,362
Accrued interest expense		79,357	13,500	79,357	13,500
Accrued expenses		348,178	324,794	303,772	286,143
Advance revenue from data communication network		54,864	52,712	54,864	52,712
Other current liabilities		132,583	110,474	93,417	85,094
Total current liabilities		**4,178,531**	**3,956,703**	**3,730,189**	**3,546,782**
Non-current liabilities					
Long-term loans	*8*	16,978,074	17,189,851	16,978,074	17,189,851
Finance lease liabilities	*7*	48,652	42,602	-	-
Other non-current liabilities		16,181	17,115	-	-
Total non-current liabilities		**17,042,907**	**17,249,568**	**16,978,074**	**17,189,851**
Total liabilities		**21,221,438**	**21,206,271**	**20,708,263**	**20,736,633**
Shareholders' equity					
Share capital	*11*				
Authorized share capital		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital		32,424,843	32,424,843	32,424,843	32,424,843
Share premium		9,360,300	9,360,300	9,360,300	9,360,300
Share discount		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings/(Deficit)					
Appropriated					
Legal reserve		63,358	63,358	63,358	63,358
Unappropriated		(19,586,026)	(19,146,340)	(19,662,371)	(19,231,827)
Total shareholders' equity		**13,380,715**	**13,820,401**	**13,304,370**	**13,734,914**
Total liabilities and shareholders' equity		**34,602,153**	**35,026,672**	**34,012,633**	**34,471,547**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2007 and 2006 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2007	2006	2007	2006 (Restated)
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*13 (b)*	1,058,634	1,437,025	1,058,634	1,445,937
Income from telecommunication service		338,606	100,972	-	-
Sales and service income		180,856	85,688	47,127	77,332
Interest income		1,282	9,113	16	7,380
Foreign exchange gain - net		279,447	600,981	279,420	600,981
Other income	*4*	84,813	38,621	112,516	63,470
Total revenues		**1,943,638**	**2,272,400**	**1,497,713**	**2,195,100**
Expenses					
Cost of sale of goods and rendering of services		407,138	129,385	30,132	48,484
Operating, administrative and general expenses	*4*	702,686	597,817	648,335	584,008
Depreciation and amortization		876,333	861,113	875,649	862,387
Directors' remuneration		2,550	2,278	2,550	2,278
Share of loss from investments in associate accounted for using the equity method	*6*	22,069	-	-	-
Total Expenses		**2,010,776**	**1,590,593**	**1,556,666**	**1,497,157**
Profit (loss) before interest expense		**(67,138)**	**681,807**	**(58,953)**	**697,943**
Interest expense		(372,548)	(363,817)	(371,591)	(363,817)
Net profit (loss)		**(439,686)**	**317,990**	**(430,544)**	**334,126**
Earnings (loss) per share (Baht)	*14*				
Basic		(0.13)	0.10	(0.13)	0.10
Diluted		-	0.09	-	0.09

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2007 and 2006 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Share premium	Share discount	Retained earnings (Deficit) Legal reserve	Retained earnings (Deficit) Unappropriated	Total shareholders' equity
				(in thousand Baht)			
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Net profit		-	-	-	-	317,990	317,990
Common shares		1	-	-	-	-	1
Balance at 31 March 2006		**32,255,462**	**9,360,300**	**(8,881,396)**	**63,358**	**(17,748,548)**	**15,049,176**
Balance at 1 January 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,146,340)**	**13,820,401**
Net loss		-	-	-	-	(439,686)	(439,686)
Balance at 31 March 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,586,026)**	**13,380,715**

Separate financial statements (Restated)

	Note	Issued and paid-up share capital	Share premium	Share discount	Retained earnings (Deficit) Legal reserve	Retained earnings (Deficit) Unappropriated	Total equity of the Company's shareholders
				(in thousand Baht)			
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Changes in accounting policy	2	-	-	-	-	(135,773)	(135,773)
Restated balance		32,255,461	9,360,300	(8,881,396)	63,358	(18,202,311)	14,595,412
Net profit		-	-	-	-	334,126	334,126
Common shares		1	-	-	-	-	1
Balance at 31 March 2006		**32,255,462**	**9,360,300**	**(8,881,396)**	**63,358**	**(17,868,185)**	**14,929,539**
Balance at 1 January 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,146,340)**	**13,820,401**
Changes in accounting policy	2	-	-	-	-	(85,487)	(85,487)
Restated balance		32,424,843	9,360,300	(8,881,760)	63,358	(19,231,827)	13,734,914
Net loss		-	-	-	-	(430,544)	(430,544)
Balance at 31 March 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,662,371)**	**13,304,370**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2007 and 2006 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
	(in thousand Baht)			
Cash flows from operating activities				
Net profit (loss)	(439,686)	317,990	(430,544)	334,126
Adjustments for				
Depreciation and amortization	886,043	866,905	875,649	862,387
Interest income	(1,282)	(9,113)	(16)	(7,380)
Interest expense	372,549	363,817	371,591	363,817
Allowance for doubtful accounts	16,236	12,293	(8,263)	9,556
Allowance for loss of income tax refundable	3,969	-	-	-
Allowance for inventories	(382)	-	-	-
Gain on exchange rates	(279,141)	(604,838)	(279,141)	(604,838)
Share of loss from investments accounted for using the equity method	22,069	-	-	-
Gain on disposal of property, plant and equipment	(5,126)	(275)	(5,126)	(275)
	575,249	946,779	524,150	957,393
Changes in operating assets and liabilities				
Trade accounts receivable	(11,291)	(71,303)	17,875	(44,193)
Accounts receivable from subsidiaries and associate	(58,259)	-	(118,345)	(7,437)
Other accounts receivable	(43,259)	(21,816)	(19,416)	(18,168)
Inventories	(20,362)	19,696	(19,262)	20,092
Other current assets	(34,053)	(22,634)	(49,307)	(8,004)
Trade accounts and notes payable	47,746	(87,412)	30,071	(115,621)
Other accounts payable	7,607	(54,351)	(2,372)	(50,005)
Payable to subsidiaries and associate	121,095	-	131,637	3,026
Accrued long distance circuit rental expenses	(8,209)	(626)	(8,209)	(626)
Accrued conduit rental expenses	64	(20)	64	(20)
Other current liabilities	46,721	(33,225)	28,105	(53,625)
Paid withholding tax	(36,587)	(44,529)	(35,522)	(40,532)
Net cash provided by operating activities	**586,462**	**630,559**	**479,469**	**642,280**

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2007 and 2006 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 Restated
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	1,256	9,337	6	7,639
Proceeds from sale of property, plant and equipment	7,170	453	7,170	453
Purchase of property, plant and equipment	(73,035)	(51,024)	(34,325)	(47,511)
Increase in cost of Telephone Services				
Expansion Project transferred to TOT Plc.	(67,864)	(43,284)	(45,379)	(43,302)
Advance for purchase of equipment	(17,380)	(172,002)	(17,380)	(172,002)
Increase in deposits and others	(1,037)	(4,924)	(889)	(3,484)
Net cash used in investing activities	**(150,890)**	**(261,444)**	**(90,797)**	**(258,207)**
Cash flows from financing activities				
Interest paid	(247,213)	(250,599)	(246,256)	(250,599)
Repayment of long-term borrowings	(53,860)	-	(53,860)	-
Paid for finance lease liabilities	(2,404)	-	-	-
Net cash used in financing activities	**(303,477)**	**(250,599)**	**(300,116)**	**(250,599)**
Net increase in cash and cash equivalents	**132,095**	**118,516**	**88,556**	**133,474**
Cash and cash equivalents at beginning of period	422,910	1,609,680	193,694	1,360,045
Cash and cash equivalents at end of period	**555,005**	**1,728,196**	**282,250**	**1,493,519**

Non-cash transaction

For the period ended 31 March 2007, a subsidiary has acquired vehicle by way of financial lease amount of approximately Baht 10 million.

These notes form an integral part of the financial statements.

The interim financial statements were authorized for issue by the directors on 9 May 2007.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 31 March 2007, the major shareholder is the Jasmine International Public Company Limited which was incorporated in Thailand.

The principal activities of the Company and its subsidiaries (together referred to as the "Group") are operating telecommunication services.

The consolidated interim financial statements of the Company comprise the Company and its subsidiaries. Details of the Company's subsidiaries are as follows:

	Type of business	Country of incorporation	Ownership of interest	
			31 March 2007	31 December 2006
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiaries				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

Significant intra-group transactions between the Company and its subsidiaries are eliminated from consolidation.

2 Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard ("TAS") No. 41 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended 31 December 2006. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2006.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements are consistent with those applied in the financial statements for the year ended 31 December 2006, except for the change in the accounting policy for investments in subsidiary and associate companies in the financial statements of the Company.

Change in accounting policy

The following change of accounting policy by the Company has no effect on the consolidated financial statements of the Group.

Until 31 December 2006, the Company accounted for its investments in subsidiary and associate companies in its financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Company has, accordingly, changed its accounting policy for its investments in subsidiary and associate companies in its financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Company's 2006 financial statements, which are included in the Company's 2007 interim financial statements for comparative purposes, have been restated accordingly.

The effects of the change in accounting policy on the Company's interim and annual 2006 financial statements are as follows:

	2007	2006
	(in thousand Baht)	
Balance sheet at 1 January		
Increase in deficit	(85,487)	(135,773)
Decrease in investment in subsidiaries and associate	**(85,487)**	**(135,773)**
Statement of income for the three-month period ended 31 March 2006		
Decrease in share of losses from investments accounted for using the equity method, net		16,136
Increase in net profit		**16,136**
Increase in earnings per share (Baht)		**0.005**

3 Results of operations

The Company incurred loss from operations of Baht 431 million for the three-month ended 31 March 2007. The Company and subsidiaries incurred loss from operation of Baht 440 million for the three-month period ended 31 March 2007. As at 31 March 2007, the Company had current liabilities which exceeded current assets by Baht 1,333 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 1,330 million. The main reason for the losses and the shortfall in working capital is the dramatic decrease of income from fixed-line telephone and public telephone which has not been covered by increases in income from value added services, telecommunication network services, and high speed internet services. As a result, the Company temporarily postponed the repayment of loan principal of Bath 303 million due on 29 December 2006 to creditors. The outstanding balance of the default principal as at 31 March 2007 was paid in full to the creditors on 5 April 2007. Interest payments have, however, continued to be made on schedule. The Company has entered into the process of Cash Flow Monitoring Procedure according to the debt restructuring agreement under which the Company is responsible for presenting operation budget to the Instructing Group for approval. The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in increasing its main income, which derives from the fix-line telephone service and value added service, especially in data communication and internet, as a result of specific focus on marketing and on various strategies for increasing subscribers and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

The Group's businesses are not significantly affected by seasonal or cyclical factors during the financial period.

4 Related party transactions and balances

Related parties are those parties linked to the Group and the Company by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The pricing policies for particular types of transactions are explained further below:

	Pricing policies
Rental and service income	Agreed in the agreement
Sales of Goods	Cost plus margin 2 - 28%
Equipment installation	Agreed in the agreement
Maintenance	Agreed in the agreement
Other income	Agreed in the agreement
Other expenses	Agreed in the agreement

Significant transactions for the three-month periods ended 31 March 2007 and 2006 with related parties are summarized as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
	(in thousand Baht)			
Subsidiaries				
Consultancy service income	-	-	4,500	4,500
Rental and services income	-	-	9,835	57,063
Sales of goods and supplies	-	-	32,423	20,104
Other income	-	-	3,440	1,098
Purchase and installation equipment	-	-	54,254	38,418
Purchase and maintenance equipment	-	-	20,605	18,459
Other Expenses	-	-	29,240	22,934
Associate				
Consultancy service income	26,880	-	26,880	-
Rental and services income	83,031	-	83,031	-
Other income	4,482	-	4,482	-
Rental and services expenses	248,394	-	-	-
Related parties				
Rental and services income	12	9,319	12	9,319
Rental and services expenses	25,397	22,426	6,262	8,446
Purchase equipment	69,947	198,185	65,287	198,185

Balances as at 31 March 2007 and 31 December 2006 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
	(in thousand Baht)			
Receivable from subsidiary and associate Companies				
- TT&T Subscriber Services Co., Ltd.	-	-	123,196	62,567
- Triple T Broadband Co., Ltd.	207,066	147,998	170,166	112,451
Total	**207,066**	**147,998**	**293,362**	**175,018**
Advance for purchase of equipment				
(Part of the advance for purchase of equipment in the balance sheets)				
- Jasmine Telecom Systems Public Company Limited	**10,113**	**21,857**	**10,113**	**21,857**
Payable to subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	219,691	88,060
- Triple T Broadband Co., Ltd.	430,090	308,988	6	-
Total	**430,090**	**308,988**	**219,697**	**88,060**
Payable to related companies				
(Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	9,496	6,157	9,496	6,157
- Loxbit Public Company Limited	664	217	664	217
- Jasmine Telecom Systems Public Company Limited	153,234	138,068	153,234	138,068
- Jasmine Internet Co., Ltd.	10,511	4,957	118	-
- Acumen Co., Ltd.	20,765	19,810	20,765	19,810
- Siam Teltech Computer Co., Ltd.	12,281	8,535	12,281	8,535
- Professional Computer Co., Ltd.	1,692	1,811	1,692	1,811
Total	**208,643**	**179,555**	**198,250**	**174,598**

Significant agreements with related parties.

The Company entered into car and equipment leasing contracts with a subsidiary to provide fault complaint reception and dropwire maintenance services. The rental fee is paid monthly at the mutually agreed rate. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 15 days. In the fourth quarter 2006, the Company terminated the equipment leasing contracts. The remaining contracts are car rental contracts for which the rental expense is Baht 6.8 million per month.

The Company entered into a service and consultancy service agreement with a subsidiary under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

Effective on 1 April 2005, the Company novated a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement which a subsidiary had agreed with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 31 March 2007, the Company had commitment for payments under the terms and conditions stipulated in the contracts in the amount of USD 13.7 million. *(31 December 2006: USD 13.7 million)*

On 15 April 2006, a subsidiary renewed the contract to acquire leased line Hi-speed internet service from a related company in order to provide internet service to the subsidiary's customers with a contract term of one year and at the monthly fee based on market price.

On 1 May 2006 the Company entered into an agreement to provide circuit rental to a related company for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006 a related company entered into an agreement to provide Telecom Network to a subsidiary for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, the Company entered into contract with a related company under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis.

On 1 May 2006, the Company entered into an agreement with a related company. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.
- Arrange the printing of receipts and/or invoices.

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days.

On 1 May 2006 the Company entered into the equipment rental agreement with a related company for a monthly fee. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

On 1 October 2006, a subsidiary entered into a coin telephone rental agreement with the Company. The rental is charged on a monthly basis according to the rate stated in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty of not less than 30 days in advance.

On 1 October 2006 the Company entered into an overall management, repair and maintenance public telephone contract with a subsidiary. The subsidiary is responsible for installation, transit, maintenance of public telephones, including collection of coins from those public telephones. The Company is compensated according to the rate and condition specified in the contract. The subsidiary has to pay for facilities for staff working in the Company's area at the monthly rate per staff as stated in the contract. The contract is valid for one year and is renewable on an annual basis unless otherwise agreed.

The Company and a subsidiary entered into a purchase and installation equipment agreements under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 31 March 2007 the Company had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 148 million *(31 December 2006: Baht 238 million),* the Company and a subsidiary had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 181 million *(31 December 2006: Baht 253 million).*

The Company provides the fixed line telephone and value added services to the subsidiaries and various related companies.

A subsidiary had long-term land and building lease agreements with the Company and a related person for periods of 1 to 3 years for its operating sites with a rental fee of approximately Baht 564,000 per month.

On 1 January 2007, the Company has entered into building lease agreements for 3 years with a related company. The Company will receive annual rental fees totalling approximately Baht 484,200.

5 Trade accounts receivable

As at 31 March 2007 and 31 December 2006, the trade accounts receivable are classified by their aging, as follows:

	Consolidated financial statements				
	Current - 3 months	3-6 Months	6-12 months	Over 12 months	Total
			(in thousand Baht)		
As at 31 March 2007					
The telephone service subscriber receivable under the Concession Agreement					
- Billed	83,735	-	-	-	83,735
- Billed for value added services (see note 13 (b))	8,205	8,908	63,464	354,706	435,283
- Unbilled	462,840	55,523	67,223	204,546	790,132
VAT on the assets transferred	3,640	-	390	3,257	7,287
Receivables from internet service	131,868	20,333	14,952	4,279	171,432
Trade receivables – others	32,499	9,424	268	5,793	47,984
	722,787	94,188	146,297	572,581	1,535,853
Less Allowance for doubtful debts					(315,243)
Accounts receivable - net					**1,220,610**

	Consolidated financial statements				
	Current - 3 months	3-6 Months	6-12 months	Over 12 months	Total
			(in thousand Baht)		
As at 31 December 2006					
The telephone service subscriber receivable under the Concession Agreement					
- Billed	105,814	-	-	-	105,814
- Billed for value added services (see note 13 (b))	14,159	18,377	108,170	291,622	432,328
- Unbilled	415,950	82,427	69,334	217,734	785,445
VAT on the assets transferred	52	72	703	2,872	3,699
Receivables from internet service	119,604	12,080	8,612	1,969	142,265
Trade receivables - others	34,889	14,832	1,009	4,280	55,010
	690,468	127,788	187,828	518,477	1,524,561
Less Allowance for doubtful debts					(300,573)
Accounts receivable - net					**1,223,988**

	Separate financial statements				
	Current - 3 months	3-6 Months	6-12 months	Over 12 months	Total
			(in thousand Baht)		
As at 31 March 2007					
The telephone service subscriber receivable under the Concession Agreement					
- Billed	83,735	-	-	-	83,735
- Billed for value added services (see note 13 (b))	8,205	8,908	63,464	354,706	435,283
- Unbilled	462,840	55,523	67,223	204,546	790,132
VAT on the assets transferred	3,640	-	390	3,257	7,287
Trade receivables - others	32,499	9,424	268	5,793	47,984
	590,919	73,855	131,345	568,302	1,364,421
Less Allowance for doubtful debts					(256,389)
Accounts receivable - net					**1,108,032**

	Separate financial statements				
	Current - 3 months	3-6 Months	6-12 months	Over 12 months	Total
			(in thousand Baht)		
As at 31 December 2006					
The telephone service subscriber receivable under the Concession Agreement					
- Billed	105,814	-	-	-	105,814
- Billed for value added services (see note 13 (b))	14,159	18,377	108,170	291,622	432,328
- Unbilled	415,950	82,427	69,334	217,734	785,445
VAT on the assets transferred	52	72	703	2,872	3,699
Trade receivables - others	34,889	14,832	1,009	4,280	55,010
	570,864	115,708	179,216	516,508	1,382,296
Less Allowance for doubtful debts					(265,072)
Accounts receivable - net					**1,117,224**

As at 31 March 2007, the allowances for doubtful receivables were set up at approximately Baht 315.2 million *(31 December 2006: Baht 300.6 million)* in the consolidated financial statements and 256.4 million *(31 December 2006: Baht 265.1 million)* in the separate financial statements. The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Plc. "TOT".

As at 31 March 2007, the receivables under the Joint Undertaking and Joint Investment Agreement for the telephone service extension, for which invoices have been issued, included receivables in respect of other value added services such as T-Pin, T-SMS and ADSL, amounting to Baht 435 million *(31 December 2006: Baht 432 million)*. The Company has not received its share of income from TOT. The Company has recorded the income sharing at the rates initially agreed with TOT. (See Note 13 (b) to the financial statements).

6 Investments in subsidiaries and associate

Movement during the three-month periods ended 31 March are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006 (Restated)
		(in thousand Baht)		
Net book value at 1 January	34,238	-	53,500	53,500
Share of losses of investments – equity method	(22,069)	-	-	-
Net book value at 31 March	**12,169**	**-**	**53,500**	**53,500**
Net book value at 31 December		**34,238**		**53,500**

The subsidiaries have not paid dividends during the three-month period ended 31 March 2007.

Investments as at 31 March 2007 and 31 December 2006 were as follows:

	Consolidated financial statements							
	Ownership interest		Paid-up capital		Cost method		Equity method	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006
	(%)				(in thousand Baht)			
Associate								
Triple T Broadband Co., Ltd.	9.09	9.09	102,500	102,500	2,500	2,500	12,169	34,238

	Separate financial statements (restated)							
	Ownership interest		Paid-up capital		Cost method		Dividend	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006
	(%)				(in thousand Baht)			
Subsidiaries								
TT & T Subscriber Services Co., Ltd. And its subsidiary	99.99	99.99	50,000	50,000	50,000	50,000	-	-
Triple T Global Net Co., Ltd.	99.99	99.99	1,000	1,000	1,000	1,000	-	-
Associate								
Triple T Broadband Co., Ltd.	9.09	9.09	102,500	102,500	2,500	2,500	-	-
Total			**153,500**	**153,500**	**53,500**	**53,500**	-	-

7 Finance lease liabilities

Finance lease liabilities as at 31 March 2007 and 31 December 2006 were payable as follows:

	Consolidated financial statements					
	31 March 2007			31 December 2006		
	Principal	Interest	Payments	Principal	Interest	Payments
	(in thousand Baht)					
Within one year	10,248	3,843	14,091	8,488	3,330	11,818
After one year but within five years	48,652	6,400	55,052	42,602	5,929	48,531
Total	**58,900**	**10,243**	**69,143**	**51,090**	**9,259**	**60,349**

8 Long-term loans

As at 31 March 2007 and 31 December 2006, long-term loans consisted of:

	31 March 2007	31 December 2006
	(in thousand Baht)	
US Dollar loan	8,863,961	9,125,787
Baht loan	10,567,279	10,564,342
Total	19,431,240	19,690,129
Less portion due within one year	(2,164,558)	(2,196,828)
Default principal	(288,608)	(303,450)
Total Long-Term Loans – Net	**16,978,074**	**17,189,851**

The Company temporarily postponed the repayment of loan principal of Baht 303 million due on 29 December 2006 to creditors. The outstanding of the balance default principal as at 31 March 2007 was paid to the Creditors in full on 5 April 2007. Interest payments have, however, continued to be made on schedule. The Company has entered into the process of Cash Flow Monitoring Procedure according to the debt restructuring agreement under which the Company is responsible for presenting operation budget to the Instructing Group for approval.

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The USD interest payment calculation is divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The Baht interest payment calculation is divided into market and sub-market portions, based on MLR plus or minus the agreed rate specified in the agreement.

9 Tranche C warrants ("TCW1" and "TCW2")

During the first quarter ended 31 March 2007, no warrant holders had exercised their rights.

The balances of unexercised warrants are as follows:

	Units					
	Warrants unexercised 1 January	Warrants issued	Warrants Exercised	Warrants unexercised at 31 March	Exercise by Cash or Debt/ Equity Conversion (Baht/share)	Expiry date
Year 2007						
TCW 1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW 2	159,827,890	-	-	159,827,890	10	30 March 2009

10 Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company

As at 31 March 2007, the Company had not yet allocated ESOP warrants to the directors and the executives of the Company and subsidiaries.

11 Share capital

Authorized and issued share capital

	2007		2006	
	No. of Shares	Amount	No. of Shares	Amount
	(thousand shares/thousand Baht)			
Authorized:				
At 1 January and 31 March				
Common shares of Baht 10 each	7,000,000	70,000,000	7,000,000	70,000,000
Issued and fully paid				
At 1 January and 31 March				
Common shares of Baht 10 each	3,242,484	32,424,843	3,225,546	32,255,462

Unissued share capital

	Unissued at 1 January 2007	Issued during the period	Unissued at 31 March 2007
	(Number of shares: thousand shares)		
Common shares of Baht 10 each allotted for			
a) debt/equity conversion to Class 7 Creditors	2,011	-	2,011
b) debt/equity conversion to Class 8 Creditors	852	-	852
c) debt/equity conversion to Class 1 & 2 Creditors	815	-	815
d) exercise of Restructuring Plan Warrants	283,858	-	283,858
e) offer to directors and employees of the Group	142,000	-	142,000
f) offer to			
- reserved for exercise of Tranche C Warrant	279,129	-	279,129
- reserved for exercise of the Company's warrant	39,000	-	39,000
- investors on a private placement	3,009,851	-	3,009,851
	3,757,516	-	**3,757,516**

12 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment revenue and results for the three-month periods ended 31 March are as follows:

	Fixed line telephone service and value added services		Sales of goods		Telecommuni-cation services		Cable wiring service and Others		Unallocated		Total		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(in million Baht)															
Revenue	1,073	1,408	70	86	421	159	153	123	-	-	1,717	1,776	(138)	(152)	1,579	1,624
Interest income	-	-	-	-	-	-	-	-	1	8	1	8	-	-	1	8
Other income	-	-	-	-	-	-	-	-	392	665	392	665	(28)	(25)	364	640
Total revenue	**1,073**	**1,408**	**70**	**86**	**421**	**159**	**153**	**123**	**393**	**673**	**2,110**	**2,449**	**(166)**	**(177)**	**1,944**	**2,272**
Cost of sales and services	-	-	43	51	331	112	152	105	-	-	526	268	(119)	(138)	407	130
Depreciation and amortization	876	862	-	-	-	-	-	-	2	1	878	863	(2)	(2)	876	861
Unallocated other expenses	-	-	-	-	-	-	-	-	784	652	784	652	(56)	(53)	728	599
Total expenses	**876**	**862**	**43**	**51**	**331**	**112**	**152**	**105**	**786**	**653**	**2,188**	**1,783**	**(177)**	**(193)**	**2,011**	**1,590**
Profit (loss) before interest and income tax expenses	**197**	**546**	**27**	**35**	**90**	**47**	**1**	**18**	**(393)**	**20**	**(78)**	**666**	**11**	**16**	**(67)**	**682**

13 International long-distance telephone income from the neighbouring countries and other value added service income

(a) *International long-distance telephone income from the neighbouring countries*

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

(b) *Other Value Added Service Income*

The Company earns income from other value added services, e.g. ADSL and Freephone 1800 service, etc., the rates of income sharing for which are under negotiation and/or arrangement with TOT. Pending agreement with TOT, the Company has recorded the income sharing at the rate initially agreed with TOT. (See Note 5 to the financial statements)

14 Earnings (loss) per share

Basic earnings (loss) per share

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
Profit (loss) attributable to ordinary shareholders (thousand Baht)	(439,686)	317,990	(430,544)	334,126
Weighted average number of shares (thousand shares)	3,242,484	3,225,546	3,242,484	3,225,546
Basic earnings (loss) per share (Baht)	**(0.13)**	**0.10**	**(0.13)**	**0.10**

Diluted earnings (loss) per share

Diluted earnings (loss) per share is determined by dividing the net profit (loss) for the period by the weighted average number of shares outstanding during the period after adjusting common stock equivalents, on the assumption that the warrant holders had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted loss per share for the three-month period ended 31 March 2007, because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

	Consolidated financial statements	Separate financial statements
	2006	2006 (Restated)
Profit attributable to ordinary shareholders (thousand Baht)	317,990	334,126
Weighted average number of shares (thousand shares)	3,506,631	3,506,631
Diluted earnings per share (Baht)	**0.09**	**0.09**

15 Assets used as collateral

As at 31 March 2007, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes totalling Baht 275 million *(31 December 2006: Baht 187 million)* are provided as collateral to the creditors in accordance with the debt restructuring agreements.

16 Commitments and contingent liabilities

(a) As at 31 March 2007, the Company and a subsidiary were contingently liable to a local bank in respect of the letter of guarantee issued by the said bank in favour of other government agencies and contractor companies amounting to approximately Baht 10 million *(31 December 2006: Baht 10 million)*, as collateral for the Company and subsidiary's compliance with the terms of agreements.

(b) The Company and a subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 31 March 2007 and 31 December 2006, the Company and a subsidiary committed to pay the rental under the lease agreements as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
	(in thousand Baht)			
Due within one year	12,591	17,192	488	571
Between 2 - 4 years	1,242	1,900	480	567
Total	**13,833**	**19,092**	**968**	**1,138**

(c) The Company and a subsidiary have entered into agreements for the purchase and installation of equipment, in providing telephone services with the various companies, both local and overseas. As at 31 March 2007, the Company had commitments for payment of the equipment under the aforesaid agreements in the amount of Baht 198 million *(31 December 2006: Baht 118 million).* The Company and a subsidiary had commitment for payment of the agreement under the aforesaid agreements in the amount of Baht 211 million *(31 December 2006: Baht 148 million).*

(d) Disputes between the Company and TOT

Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of TOT, all powers and authorities held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" onto the Company's fixed-line network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring special services onto the Company's fixed-line network according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of 31 March 2005, was in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned principal amount until the payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from 1 April 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. The Company and TOT had followed the Thai Arbitration Institute's procedure, which TOT submitted their objection of the said matters to the Institute on 30 August 2005. The Company and TOT had completed the appointment of the Arbitrators and the case is now under consideration and investigation.

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Joint Undertaking Agreement. This scheme commenced from 1 September 2003 and was extended twice and finally ended on 30 June 2004. Subsequently, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from 1 July 2004 to 31 December 2004, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Undertaking Agreement, the Company which has been authorized by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Joint Undertaking Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. Therefore, the Company issued a letter dated 24 January 2005, requesting TOT to reimburse the domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 493 million, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 754 million. TOT had requested for extension of counterclaim 6 times. On 11 April 2006, TOT filed a defence and a counterclaim to the Thai Arbitration Institute in order to cancel the claim and requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 in the amount of Baht 457

million including interest and revenue occurred from 1 June 2005 onwards. On 9 April 2007, the Company submitted the claim to The Thai Arbitration Institute to restate the amount being claimed by TOT to be Baht 746 million thus TOT will submit the counter claim and claim on 22 June 2007. The Company and TOT have already appointed the Arbitrator Commissions. At the present the dispute is in the perusing procedure.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. The Thai Arbitration Institute summoned both parties to compromise with each other and requested them to report the progress to the Institute. At present, both parties requested for extension to 10 August 2007.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorized use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Joint Operate and Joint Investment Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there are no damages to be claimed by

TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006 the Company filed a defence to such claim to the Thai Arbitration Institute. The Thai Arbitration Institute summoned both parties to compromise and requested them to report its progress to the Institute. At present, both parties requested for extension to 10 August 2007.

Income sharing of T-Pin, T-SMS, ADSL, T-Card services

TOT submitted to the arbitrator the matter of the Company's provision of services to T-Pin, T-SMS, ADSL, T-Card. The Company is in the process of preparing an objection statement on this matter. The Company requests and receives the extension to 21 June 2007.

Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding the Y-Tel 1234. The Company and TOT are in the process of providing clarification or finding a conclusion for the said matters.

17 Reclassification of accounts

Certain accounts in the 2006 interim financial statements have been reclassified to conform with the presentation in the 2007 interim financial statements

END